UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ZOOZ Power Ltd.

In accordance with the provisions of Section 6.2.4 of the ZOOZ Power Ltd. (the “Company”) shelf offering report dated March 14, 2022, pursuant to which the Company issued, among other things, warrants (series 3) to purchase ordinary shares of the Company, par value 0.00286 per share (the “Warrants”), the Company hereby notifies that in accordance with the terms of the Warrants and the rules and regulations of the Tel-Aviv Stock Exchange (the “TASE”), the last date on which the Warrants may be exercised in accordance with their terms shall be March 20, 2025 (the “Last Exercise Date”), and the last trading date of the Warrants on the TASE shall be March 17, 2025.

No Warrant may be exercised following the Last Exercise Date, and after such date, all outstanding Warrants which were not duly exercised in accordance with their terms shall become void, null and shall have no further force and effect, and shall confer no rights upon the holders thereof.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-1, File No. 333-279223, into the Company’s Registration Statement on Form S-8, File No. 333-280741 and into the Company’s Registration Statement on Form F-1, File No. 333-284270.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZOOZ Power Ltd.

Date: February 26, 2025	By:	/s/ Erez Zimerman
	Name:	Erez Zimerman
	Title:	Chief Executive Officer